Vansanity

Profit and Loss

January - December 2020

	TOTAL
Income	
330 Billable Expense Income	395.00
330 Other Primary Income	41.81
330 Sales	86,595.95
330 Unapplied Cash Payment Income	2,000.00
330 Uncategorized Income	1,772.88
Total Income	**$90,805.64**
Cost of Goods Sold	
460.4 Cost of Goods Sold	125.00
492 Shipping	15.00
Supplies & Materials - COGS	0.00
Total Cost of Goods Sold	**$140.00**
GROSS PROFIT	**$90,665.64**
Expenses	
401 Payroll Expenses	109,070.48
422 Rent	270,488.89
422 Rent & Lease	88,911.35
424 Utilities	3,516.62
434 Contractors	934.06
460 Job Supplies	4,645.54
491 Office Supplies & Software	7,665.38
492 Other Business Expenses	17,596.75
492 Purchases	414.17
492 Refund Expense	3.17
492 Uncategorized Expense	3,329.89
492.1 Bank Charges & Fees	0.00
493 Advertising & Marketing	24,944.64
520 Travel	1,905.00
525 Meals & Entertainment	340.35
584 Insurance	14,793.50
614 Taxes & Licenses	9,142.35
745 MA excise tax	726.81
Total 614 Taxes & Licenses	**9,869.16**
620 Legal & Professional Services	45,495.68
660 Car & Truck	4.15
Total Expenses	**$603,928.78**
NET OPERATING INCOME	**$ -513,263.14**
Other Income	
332 Sales for VMS	-28,801.75
Total Other Income	**$ -28,801.75**
Other Expenses	
492 Other Miscellaneous Expense	7,219.40
Total Other Expenses	**$7,219.40**
NET OTHER INCOME	**$ -36,021.15**
NET INCOME	**$ -549,284.29**